CORRESPONDENCE


                          DEL MAR INCOME PARTNERS, LTD.
                         222 Milwaukee Street, Suite 304
                                Denver, CO 80206


October 15, 2004


Elaine Wolff
U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 0409
Washington, D.C.  20549

Re:      Del Mar Income Partners, Ltd.
         Form S-11 filed August 10, 2004
         File No. 333-118092

Dear Ms. Wolff:

     The following is in response to your comment letter dated September 8, 2004 in the referenced matter. For ease of reference, each comment in your letter has been repeated and followed by our response in italics.

General
-------

1. There appears to be a discrepancy between the courtesy copies of the registration statement that we received from counsel and the registration statement that was filed on Edgar. In particular, the last two sentences of the second full paragraph on page 2 do not appear in the registration statement filed on Edgar. These sentences state: "In 1991, the SEC ordered permanent cease and desist violation proceedings against Mr. Replin alleging that Mr. Replin violated federal securities law provisions in an offering of securities of Laur Corporation. Mr. Replin entered into a consent decree without admitting or denying the allegations." Please note that our review is based on the courtesy copies that were provided. Please clarify whether there are any other discrepancies between the courtesy copies provided and the registration statement filed on Edgar.

     We apologize for the discrepancy between the copies of the registration statement and the registration statement that was filed on Edgar. The discrepancy occurred as a result in changes made in reviewing the Edgar proof prior to filing and a failure to make the corresponding change in our office copy. The discrepancy is corrected in the Amendment and the disclosure provided is consistent with the courtesy copy provided to you in connection with the original filing.




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Elaine Wolff
October 15, 2004
Page 2




2. We note that you intend to use the proceeds from the offering to make mortgage loans, to pay your expenses as a publicly held company and for working capital. As such, this investment constitutes a blind pool REIT. Accordingly, please provide information substantially similar to the disclosures that would be required under Industry Guide 5 if limited partnership interests were being registered, including, among other things, tabular use of proceeds disclosure and prior performance information required under Item 8 and Appendix II of Guide 5. See Securities Act Release 33-6900.

     We do not believe that this Offering is tantamount to an offering of limited partnership interests in a real estate program. Please note that we are not a partnership, we do not plan to make property acquisitions, and we have not sponsored any prior program. Although our chief executive officer has been involved with a company making mortgage loans (Regatta), Regatta is privately held, and routinely stores or discards mortgage loan files after loans have been repaid. Regatta does not have complete information regarding its historical activities and has not sponsored any real estate investment programs.

3. With respect to prior performance information, include in the prospectus a narrative discussion of the Manager's experience over the past ten years which includes such information as the types of acquisitions made, a description of the any major adverse business developments or conditions which were experienced, a discussion of whether prior programs had similar investment objectives and a cross reference to the more detailed information in the table(s). With respect to the prior performance tables, adjust the tables to provide analogous information as would be included in real estate programs, including for example, but not limited to, information on the types collateral securing the mortgage loans, year of origination or issue date, lien position or class, maturities, mortgage rates, delinquency status of loans. Provide information in the narrative introduction to each table which cross references the narrative summary in the text and explains the significance of the track record and the table.

     Please see the Response above to Comment No. 2. In addition, please note we have added a risk factor, entitled "Affiliates of Our Chief Executive Officer Have Experienced Problem Loan Activity and If Our Experience is Similar, Our Results Will Be Affected Adversely," which discusses problem loan activity of Regatta.

4. Please note that any sales literature that is to be used in connection with this offering must be submitted to us supplementally prior to use, including sales literature intended for broker-dealer use only. Please submit all written sales materials proposed to be transmitted to prospective investors, orally or in writing, with your next filing. In this regard, note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is inconsistent with or not also provided in the prospectus. For guidance, refer to Item 19.D of Industry Guide 5.





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Elaine Wolff
October 15, 2004
Page 3


     We do not plan to use any sales literature in connection with this offering. If our plans change, we understand that sales literature must be submitted to you supplementally prior to use.

5. Please revise your disclosure to provide the standards, if any, to be utilized by you in determining the acceptance of subscription agreements immediately following the cover page. These suitability standards should include those established by you or by any self-regulatory organization or state agency having jurisdiction over the offering of the securities. Refer to Item 2 of Industry Guide 5.

     At this time, we have not established special suitability standards. If that changes, as a result of state regulatory reviews or otherwise, we will make appropriate disclosures in an amendment.

6. We note that you completed a private placement of your common stock that raised net proceeds of approximately $838,000 in August 2004. Please supplementally provide us with your analysis with respect to the potential for the integration of the offers and sales in connection with the August 2004 private placement and the public offering of common stock, including a discussion of any relevant staff interpretations.

     We are relying on SEC Rule 152 and accepted practice that, if a private placement has been terminated, the filing thereafter of a registration statement will not create an integration issue.

7. Please supplementally provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

     We do not plan to use any graphics or similar material in the prospectus. If our plans change, any such materials will be submitted to you for your review.

8. We note your disclosure that sales are expected to be made by your directors, executive officers and "stockholders." Please identify in the prospectus the officers, directors and shareholders who will be selling your securities. Please tell us whether they will register as broker-dealers pursuant to Section 15 of the Exchange Act or provide a detailed analysis of how each element of the safe harbor provided by Exchange Act Rule 3a4-l will be met for each individual. If dealers are to be used, please revise to include a dealer prospectus delivery obligation on the outside back cover page of the prospectus as required by Item 502 of Regulation S-K. Please note that in the event that you do retain a broker-dealer for the sale of your securities, please file an amendment to your registration statement to disclose the arrangements with the broker-dealer participating in the offering. In addition, please note that no broker-dealer may participate in the offering until it obtains a "no objection" position on the terms of the underwriting compensation from the NASD's Corporate Finance Department.





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Elaine Wolff
October 15, 2004
Page 4

     We do not plan to retain any broker-dealers in conjunction with sales of securities in this offering. We understand it will be necessary to file an amendment in the registration statement to disclose any arrangements with any broker-dealers participating in the offering. We not intend for any stockholders who are not officers or directors to participate in the offer and sale of our shares in this offering. None of our officers or directors are subject to a statutory disqualification, and no officer or director will be compensated by payment of commissions or otherwise, for participating in any manner in connection with the offer and sale of these securities. None of our officers or directors is an associated person of a broker or dealer. Each of our officers and directors has been involved in performing substantive duties for us in their respective capacities and we expect that this will continue subsequent to effectiveness of the registration statement. Those substantive duties will continue to be their primary duties. None of our officers or directors is a broker or a dealer, or an associated person of a broker or dealer, within the preceding twelve months. Sole participation by any of our officers or directors in selling our securities has been in connection with our private offering activities completed in August 2004. None of our officers or directors have received any commissions or other compensation in connection with those private offering activities.

     Accordingly, we do not believe that any of those persons should be required to register as broker-dealers pursuant to Section 15 of the Exchange Act. We note in this regard that frequently issuers make offerings without the use of broker-dealers and that to require use of broker-dealers would be an impediment to all business capital formation.

9. Please provide the disclosure required by Item 12 of Form S-11 regarding your policies with respect to certain activities.

     The disclosures required by Item 12 of the Form S-11 have been included in the third paragraph of the Business Section on Page 20.

10. Please provide the disclosure required by Item 25 of Form S-11 regarding your policies with respect to certain transactions.

     The disclosure required by Item 25 of Form S-11 is provide in the Conflicts of Interest subsection on Pages 31 and 32.





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Elaine Wolff
October 15, 2004
Page 5


 Cover
 -----

11. The cover page should contain only information required by Item 501 or that is key information. In this connection, please delete the second and fourth sentences in the first paragraph that begin "[o]ur slogan, A Check Of The Month REIT" and "[w]e plan to begin paying," respectively. See our Plain English Handbook available at www.sec.gov.

     The cover page has been revised to delete the second and fourth sentences in the fourth paragraph.

12. Please revise here and throughout the prospectus to disclose the year in which you expect to qualify as a REIT.

     It is stated in the third paragraph on Page 1 that we plan to qualify as a REIT in the year ending December 31, 2005.

13.  Please revise your bullet risk factors as follows:

     o    The second risk factor to clarify that you are a blind pool REIT
     o The fourth risk factor to briefly quantify the ownership and transfer restrictions (please make conforming change on page 2).
     o The fifth risk factor to disclose that the Manager was only recently formed.

     Please see Page 2 for revisions to bullet risk factors.

14.  Please revise to include the following bullet risk factors:

     o That your president and CEO is also the President and CEO of your manager, that your advisory agreement was not negotiated at arms-length and provides for substantial compensation including 50% of all income earned by Del Mar, all origination fees up to 8% and 50% thereafter, and 50% all interest earned on loans after prime plus 500 basis points;
     o    If true, that you may borrow to make distributions;
     o That there are no limitations on the amount of debt you may incur which could reduce the amounts available for distribution to shareholders;
     o That you intend to make balloon payment loans that have a higher risk of default because they depend on the borrowers ability to refinance the loan or sell the property;
     o That you intend to make loans to sub-prime borrowers which have a high risk of payment default;




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Elaine Wolff
October 15, 2004
Page 6


     o That there is no limitation on your ability to make subordinated loans which are subject to a greater risk of loss than loans secured by first liens;
     o That there is no limitation on the amount of loans on undeveloped property which are highly speculative since the borrowers ability to repay depends on its ability to develop the land; and
     o That interest rate fluctuations may reduce or eliminate net income from your investments.

     Please see the additional bullet risk factors added on Pages 2 and 3.

15. To the extent we highlight or request risk factor disclosure on the cover page, please make conforming changes in the Summary Risk Factors and in the Risk Factors section.

     Conforming changes have been made in the Summary Risk Factors and in the Risk Factors sections.

16. Please order the risk factors here and throughout the document in order of material importance.

     We believe that the order of the risk factors in the Amendment reflects their material importance.

17. Please revise the cover and your disclosure on pages 3 and 4 to state that your directors, officers and current shareholders have the right to purchase shares for the purpose of meeting the minimum subscription amount. Further, please include risk factor disclosure of the risks associated with the ability of insiders to purchase shares to reach the minimum, including that no investor should place any reliance on the sale of the specified minimum as an indication of the merits of this offering.

     The cover page and Page 5 have been revised to note the right of officers, directors and shareholders to purchase common stock to meet the minimum offering amount. A new risk factor has been added to Page 14. The disclosure in the first paragraph of the "Plan of Distribution" section has been expanded.

18.  Please revise to include the offering price in the first paragraph.

     The first paragraph on the cover page has been revised to include the offering price.

19. We note footnote (2) on the cover page. Please revise to include the information regarding the termination date and the arrangements to place the funds received into escrow into the narrative text.

     The disclosure below the table on the cover page has been revised to include the information regarding the termination date and the arrangements to place the funds received into escrow into the narrative text.





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Elaine Wolff
October 15, 2004
Page 7



20. Please revise to highlight the cross-reference to the risk factors in prominent type other than all capitals.

     The cross reference to the risk factor has been highlighted in prominent type.

21.  If there is a minimum subscription amount, please revise to disclose.

     There is no minimum subscription amount.

Table of Contents
-----------------

22. Provide a detailed table of contents including risk factor subheadings. Refer to Section II.A.3.b. of Release 33-6900.

     The Table of Contents has been expanded to include risk factors subheadings.

Prospectus Summary, pages 1 - 3
-------------------------------

23. We note your disclosure that you expect all, or substantially all, of your loans to be secured by mortgages on real property. Further, we note your disclosure on page 17 that you will consider junior security positions in appropriate circumstances. Please expand your disclosure here and throughout the prospectus, including pages 15 and 16, to provide the information required by 13(b) of Form S-11. In addition, please quantify in this section and on page 16 the percentage of your loans that you expect to be secured by mortgages on real property, including the percentages of loans that you expect (i) to be secured by first mortgages and (ii) to be subordinated to other lien holders.

     The fourth paragraph of Page 1 has been revised to provide the information required by Item 13(b) of Form S-11, and to quantify the percentage of loans expected to be secured by mortgages.

24. Please revise here and throughout to disclose the extent to which you intend to invest in, and any limitations upon your investment in, second mortgage loans, development loans, construction loans, commercial loans and residential loans. To the extent that there are no limitations on your investment in these loans, please revise to provide risk factor disclosure of the risks of such investments.

     The fourth paragraph of Page 1 has been revised to discuss types of mortgage loans and the lack of limitations on the types of loans.

25. Please revise here and throughout to quantify the percentage of your loans that may be balloon payment loans and any limitations on the percentage of your loans that may require balloon payments. Further, revise to quantify the term of your loans and any limitations on the term of your loans, including the term on balloon payment loans. If there are no limitations, please revise to include appropriate risk factor disclosure.



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Elaine Wolff
October 15, 2004
Page 8




     The fourth paragraph of Page 1 has been revised to discuss balloon payments and the term on balloon payment loans. Appropriate risk factor disclosures have also been included on Page 9.

26. Please revise here and throughout to quantify the extent to which you will acquire loans as opposed to originate loans. If you intend to acquire loans, please revise to disclose whether such loans may be acquired from affiliates, such as Regatta Capital Limited. Further, disclose whether you intend to service such loans or whether a third party will service such loans and whether such third party will be affiliated.

     The fifth paragraph on Page 1 has been revised to clarify that we do not plan to acquire loans and that our manager will be responsible for servicing all of our loans.

27. We note your disclosure on page 8 that to the extent you obtain bank or other short-term financing, your profitability may be adversely affected by the levels of and fluctuations in interest rates. Please revise here and throughout to disclose whether you intend to use any derivative instruments to manage your interest rate exposure such as reverse repurchase agreements or interest rate swaps. Further, please revise to explain in greater detail throughout the type of short-term borrowings you expect to depend upon to fund your acquisitions and whether you have any commitments for a line of credit.

     We have revised the risk factor entitled, "Our Results May be Reduced by Fluctuations in Interest Rates," to discuss the lack of plans for short-term borrowings and use of derivative instruments.

28. Please revise to disclose whether any of the balloon loans in which you intend to invest may be interest carry loans.

     The first paragraph of the risk factor, "Defaults on our Mortgage Loans Will Decrease our Revenues and Distributions to the Stockholders," has been revised to discuss the risk of interest carry loans.

29. We note your disclosure that your slogan, "Check of the Month REIT," expresses your business objective of providing a steady, predictable income flow to your stockholders. We also note your disclosure on page 13 that after obtaining your REIT status you intend to make regular, monthly cash distributions to your stockholders and that the declaration of cash distributions will be in the discretion of the board of directors. Please revise your disclosure on page 1 to clarify that you will not make any distributions until you obtain REIT status and provide the date you expect to obtain such status. In addition, please clarify that you have no significant operating history and that you cannot predict with any certainty the amount of distributions, if any, that may be made by you.




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Elaine Wolff
October 15, 2004
Page 9



     The second paragraph of Page 29 has been revised to clarify that we cannot predict with any certainty the amount of distributions, if any, that may be made to our stockholders. We have not made a decision whether any distributions will be made prior to obtaining REIT status.

30. Please revise your disclosure in this section and throughout the prospectus, including pages 14 and 15, to state that you intend to make subprime loans. In addition, please briefly discuss your expectation to quickly process loan applications as a result of your focus on the collateral as opposed to the overall financial condition of the borrower. Further, please state that you expect that your loans will require the borrower to make a balloon payment on the principal amount upon maturity of the loan. Please balance this discussion with the risks associated with such subprime loans, including higher default rates and foreclosure costs.

     We have revised the fourth paragraph on Page 1 to emphasize the focus on collateral. We have revised the bullet risk factors on Page 3 regarding subprime borrowers. We have included a bullet risk factor on Page 3 regarding balloon payment loans and included a discussion regarding risk of default.

31. We note that you intend to make loans to small-sized businesses and to individuals whose financial condition and lack of operating history make it difficult to obtain conventional bank financing and that you expect to receive a higher rate of interest than would be charged by a bank or other conventional lender. Further, we note your disclosure on page 14 that you intend to make loans to small and mid-size businesses. Please revise your disclosure to clarify those businesses to which you intend to make loans and expand your disclosure to define "small-size" and "mid-size" businesses as appropriate. In addition, briefly describe the financial condition of the individuals and businesses to which you intend to make loans and quantify the "higher rate of interest" that you plan to charge.

     We have deleted the reference to "mid-size" businesses in "Loan Policies and Procedures." We have quantified the "higher rate of interest" that we plan to charge in the fourth paragraph on Page 1.

32. Please revise your disclosure on pages 1 and 14 to clarify that your manager is an affiliated party and that your President and Chief Executive Officer is also the President and Chief Executive Officer of your manager.

     In the fourth paragraph on Page 1, we have clarified that our manager is an affiliated party and that our chief executive officer is also the chief executive officer of our manager.

Elaine Wolff
October 15, 2004
Page 10



33.  Please revise to provide the disclosure required by Item 11 of Form S-11.

     We have revised the first paragraph on Page 1 to provide the disclosure required by Item 11 of Form S-11.

34.  Please provide your website address if available.

     We do not currently have a website.

35. Please disclose the percentage of outstanding securities of Del Mar Income Partners that the shares you are registering represent.

     We have added a paragraph on the top of Page 2 regarding outstanding securities.

Risk Factors, pages 1 - 2
-------------------------

36. Please revise your disclosure in the second bullet and on pages 5 and 14 to quantify the value of the one set of loans that you have made.

     We have revised the second bullet on the cover page, the second bullet on Page 2 and the "Results of Operations Since Inception" subsection on Page 18 to quantify the value of the one set of loans that we have made. Disclosure in the risk factor "We Have a Limited Operating History and Might Not Be Able to Operate our Business or Implement our Operating Policies and Strategies Successfully" has been expanded.


37. We note that you have potential conflicts of interest with your manager. Please revise your disclosure in this section and on pages 3, 23 and 25 to provide an expanded description of these conflicts, including that the management agreement was not the result of an arms-length negotiation and the fees payable may exceed what you would pay a third party. In addition, we note that Mr. Replin is currently the President and Chief Executive Officer of Regatta Capital Limited, which is engaged in the business of making mortgage loans. Please expand your disclosure to provide a bullet point that briefly describes any potential conflicts of interest with Mr. Replin and Regatta Capital Limited.

     We have included additional bullet risk factors on Page 2 regarding the conflicts of interest, as well as made additional disclosure in the "Management Agreement with Port Funding" subsection on Page 29.

38. We note the last bullet point. Please revise to clarify that you may obtain insufficient income from mortgage loans to repay your debt.

     We have revised the bullet point on Page 2 to clarify that we may not obtain sufficient income from mortgage loans to repay our debt.

Elaine Wolff
October 15, 2004
Page 11


Our Manager and Executive Officers, pages 2 - 3
-----------------------------------------------

39. We note that Port Funding was recently formed. Please expand your disclosure to state the date and state of its incorporation. In addition, please state whether it was formed solely to provide management services to Del Mar.

     We have revised the first paragraph in the "Our Manager and Executive Officers" subsection to state the date and state of organization of our manager. Its organization predates our organization.

40.  We note that Port Funding will receive a significant management fee. Note
     (5) on page F-13 of your financial statements states that 50% of all the income earned by Del Mar is to be paid to Port Funding as a management fee, except that origination fees up to 8% of a loan on an annualized basis are paid to Port Funding, with any excess being shared equally and regular interest earned on loans up to the prime rate plus 500 basis points is to be retained by Del Mar, with any excess being shared equally. Please revise your disclosure in this section and on pages 22 and 23 to provide a tabular presentation of the various fees, including the termination fee, and clarify that your manager will receive 50% of all your income except that origination fees up to 8% of a loan on an annualized basis are paid to Port Funding, with any excess being shared equally and regular interest to earned on loans up to the prime rate plus 500 basis points is to be retained by Del Mar, with any excess being shared equally. Where appropriate, please provide estimates of these fees.

     Please see the third paragraph of the "Our Manager and Executive Officers" subsection on page 4 regarding management compensation and a tabular presentation of the fee.

41. Please revise to disclose the fees paid to your manager in connection with the first set of mortgages.

     The amount paid to Port Funding has been included on Page 21.

42. In connection with the fee consisting of the mortgage loan origination fees or points, we note that the fee will vary by borrowers and may have a direct impact on the interest rate that borrowers are willing to pay. Please revise your disclosure in this section and on pages 3, 18 and 23 to clarify that there is an inverse relationship between the origination fees and the interest rates so that the greater the origination fees, which are payable upfront and directly to Port Funding, the lower the interest rate on the loan.

     We have added a paragraph on Page 4 regarding the inverse relationship between the origination fee and the interest rate. We have provided similar disclosure in the "Management Agreement with Port Funding" subsection on Page 29.




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Elaine Wolff
October 15, 2004
Page 12


Conflicts of Interest, page 3
-----------------------------

43. We note that the management agreement provides that Port Funding and its officers may not provide services to a mortgage REIT unless a majority of your unaffiliated directors determine that the other mortgage REIT has operating policies and strategies different from yours. Please expand your disclosure to state the procedure that your unaffiliated directors will follow in determining whether the other mortgage REIT has operating policies and strategies different from yours.

     The first paragraph of the "Conflicts of Interest" subsection has been revised to discuss procedures of unaffiliated directors.

44. We note your disclosure on page 25 that Mr. Replin is currently the President and Chief Executive Officer of Regatta Capital Limited, which is engaged in the business of making mortgage loans. Please expand your disclosure to briefly describe any potential conflicts of interest with Mr. Replin and Regatta Capital Limited.

     The first paragraph of the "Conflicts of Interest" subsection on Page 4 has been revised to discuss potential conflicts of interest with Mr. Replin and Regatta.

This Offering, pages 3 - 4
--------------------------

45. Please revise the disclosure in this section and page 10 to clarify that your securities will be quoted on the OTC Bulletin Board or the "pink sheets" rather than traded. This change will reflect that the OTC Bulletin Board and the pink sheets are quotation mediums not issuer listing services.

     The third paragraph of the "This Offering" section and the risk factor "An Active Trading Market for our Common Stock May Not Develop and the Market Price of our Common Stock may be Highly Uunstable" on Page 14 have been revised to clarify that our securities will be quoted rather than traded.

Distributions, page 4
---------------------

46. We note your disclosure on page 9 that you do not expect to pay dividends until you have obtained REIT status. Please revise this section to include this disclosure.

     We have not made a determination whether dividends will be paid prior to obtaining REIT status.

47. We note that you intend to make monthly distributions to your stockholders that will result in annual distributions of at least 90% of your REIT taxable income. Please revise your disclosure to state that because you have no significant operating history you are not able to predict whether you will be able to make monthly distributions to your stockholders.

Elaine Wolff
October 15, 2004
Page 13


     The "Distributions" section has been revised to state that we are not able to predict whether we will be able to make monthly distributions. Similar disclosure has been provided in the "Distribution Policy" section on Page 16.

48. Please revise to state in this section and on page 13 that your cash available for distributions may be less than 90% of your REIT taxable income, which could require you to sell assets or borrow funds in order to make distributions.

     The "Distributions" section has been revised to state that we may be required to sell assets or borrow funds in order to make distributions. Similar disclosure has been provided in the "Distribution Policy" section on Page 16.

49. Please revise to explain in this section and on page 13 that distributions may constitute a return of capital, rather than a dividend on investments.

     The "Distributions" section on Page 6 has been revised to explain that distributions may constitute a return of capital, rather than a dividend on investments. Similar disclosure has been provided in the "Distribution Policy" section on Page 16.

Risk Factors, pages 4 - 12
--------------------------

50. We note your statement on page 5 that the risks described below are not the only ones facing your company and that additional risks not presently known to you or that you currently deem immaterial might also impair your business operations. The risk factor section must contain all the material risks associated with the offering. Please revise your disclosure to omit this statement.

     The introductory paragraph to the "Risk Factors" section has been revised to omit the statements regarding unknown risks.

51. Please revise your risk factor subheadings so that each one conveys the specific risk to you. Currently, some of your subheadings merely state a general risk or a fact about your business. We note the following examples:

     o    "We will need additional capital to implement our business plan," page
          5

     o "We may have difficulty protecting our rights as the secured lender," page 7





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Elaine Wolff
October 15, 2004
Page 14


     o    "Our results may be subject to fluctuations in interest rates," page 8

     o    "We will face intense competition," page 8

     o    "Arbitrary sale price of the common stock," page 10

     o    "We may issue senior securities," page 11

     Please revise throughout to identify briefly in your captions the specific risks to you that result from the facts or uncertainties. Potential investors should be able to understand what the risk is and the result of the risk as it specifically applies to you.

     Subheadings have been revised to convey the specific risk to us.

Risks Related to Our Business, pages 5 - 10
-------------------------------------------

We have a limited operating history..., page 5
----------------------------------------------

52. We note that you expect to face the difficulties inherent in beginning a new commercial venture. Please expand your disclosure to briefly describe these difficulties and how they may impact your business.

     The risk factor, "We have a Limited Operating History and Might Not Be Able to Operate our Business or Implement our Operating Policies and Strategies Successfully," has been expanded.

We will need additional capital to implement..., page 5
-------------------------------------------------------

53. We note that even if you sell the maximum number of shares in this offering, you will not be able to make a substantial number of mortgage loans and implement your business plan fully. Please expand your disclosure to briefly describe your business plan and quantify the minimum amount necessary to fully implement your business plan, how you will fall short of implementing such plan if you do not reach such amount and how many mortgage loans you will be able to make if you sell the minimum and maximum number of shares in this offering.

     The discussion in the second risk factor now entitled, "Because Our Offering is Not Substantial, We Will Be Limited in the Number of Loans We May Make Which Will Result in Less Diversification," has been expanded.

Elaine Wolff
October 15, 2004
Page 15


Our success will depend on our manager..., pages 5 - 6
------------------------------------------------------

54. We note that your success will depend on your manager. Please expand your disclosure to state that your manager was recently formed and has no experience managing REITs.

     The risk factor entitled, "Our Success Will Depend on Our Manager, And Any Change in Managers Can Harm Our Operations," on Page 8 has been expanded.

55. We note your statement that Port Funding has significant operating discretion as to the implementation of your business strategies and policies. Please expand your disclosure here and on page 22 to briefly describe what is meant by "significant operating discretion.

     The risk factor entitled, "Our Success Will Depend on Our Manager, And Any Change in Managers Can Harm Our Operations," on Page 8 has been expanded, and disclosure has been made in the first paragraph of "Management Agreement with Port Lending."

We have potential conflicts of interest with our manager..., page 6
-------------------------------------------------------------------

56. We note that the management agreement with Port Funding provides that substantially all loan origination fees will be retained by Port Funding. Please quantify the amount of loan origination fees that will be retained by your manager. Further, please revise your disclosure to clarify, if true, that although loan origination fees are market driven, Port Funding, not you, will determine the final fees with your borrowers. In addition, please revise to state that the management agreement was not the result of third party negotiations and that the fees payable to Port Funding may not represent what could be obtained from third parties.

     The first paragraph of the risk factor, "We Have Potential Conflicts of Interest With Our Manager That Arise Under the Management Agreement," has been revised regarding loan origination fees.

57. Please note that mitigating language is not appropriate for risk factors. In this connection, please revise to omit the last paragraph of this risk factor.

     The last paragraph of the risk factor, "We Have Potential Conflicts of Interest With Our Manager That Arise Under the Management Agreement," has been omitted.

We may have difficulty in protecting our rights..., page 7
----------------------------------------------------------

58. Please revise to delete the mitigating language in the first sentence of this risk factor.

     The first sentence of this risk factor has been revised to delete the mitigating language.

Our risks will be subject to changes in real estate market conditions, page 8
-----------------------------------------------------------------------------

59. We note that your results will be subject to changes in real estate market conditions. Please expand your disclosure to discuss your focus on the collateral of the borrower rather than the borrower's overall financial condition and how this focus may increase your risk if real estate values decline. In addition, please state that you will not require appraisals in advance of the loan approval and closing and quantify the loan to value ratio that you will require for your loans.

     We have added disclosure to the first part of the risk factor, "Our Results Will Be Subject to Changes in Real Estate Market Conditions," regarding the focus on the collateral of the Borrower.

Our results may be subject to fluctuations in interest rates, page 8
--------------------------------------------------------------------

60. We note that your profitability may be directly affected by the levels of and fluctuations in interest rates to the extent you obtain bank or other short-term financing. Please expand your disclosure to clarify whether you intend to obtain bank or other short-term financing.

     We have expanded our disclosure in the risk factor, "Our Results May Be Reduced By Fluctuations in Interest Rates," regarding short-term financing.

We will face intense competition, page 8
----------------------------------------

61. We note that your standards and procedures are more lenient than conventional lenders. Please revise your disclosure to briefly describe how your standards and procedures are more lenient.

     We have revised the disclosure in the risk factor, "Competition With Other Lenders May Reduce Our Profitability," regarding our standards.

We cannot predict the amount of our distributions, page 9
---------------------------------------------------------

62. Please expand your disclosure to clarify, if true, that you do not expect to pay dividends until you have obtained REIT status for the year ending December 31, 2005 so that the earliest you would make distributions would be 2006. Further, please revise to comply with Item 3.A(iv) of Industry Guide 5 to disclose the estimated maximum time from the closing date that the investors may have to wait to receive distributions.

Elaine Wolff
October 15, 2004
Page 16

     We have not made a decision regarding the payment of dividends if REIT status is not obtained for the year ending December 31, 2005. We have expanded the disclosure in the risk factor, "We Cannot Predict the Amount of Our Distributions" regarding the estimated maximum time for commencement of distributions.

63. Please revise your disclosure to clarify that due to your recent organization and lack of operating history, you cannot predict the amount, if any, of distributions which will be made to stockholders.

     We have revised our disclosure in the "We Cannot Predict the Amount of Our Distributions," risk factor regarding the lack of operating history.

Use of Proceeds, page 13
------------------------

64. Please revise your disclosure to clearly state the aggregate amount of proceeds that will be used for (i) expenses relating to your operations as a public company, (ii) expenses relating to qualifying and maintaining REIT status, (iii) making mortgage loans and (iv) working capital purposes. In addition, please indicate the order of priority of these purposes and discuss your plans if substantially less than the maximum proceeds are obtained. Refer to Item 504 of Regulation S-K.

     We have revised the "Use of Proceeds" section to include an estimate for public company expenses.

Dilution, pages 13 - 14
-----------------------

65. Please revise to include a comparison of the public contribution and the effective cash contribution of Mr. Replin and other officers, directors, promoters and affiliated persons of common equity acquired by them in the last five years. Refer to Item 506 of Regulation S-K. This information should be presented in a table setting forth the number of shares of common stock purchased from Del Mar, the total consideration paid and the average price per share paid by the previous investors and by the new investors, assuming in the case of new investors the initial public offering price before deduction of the offering expenses.

     A table has been presented in the "Dilution" section comparing cash contributions.

Management's Discussion and Analysis, page 14
---------------------------------------------

66. Please advise us of, and disclose in the next amendment, why you recognized interest income in 2004 in excess of the interest payments you received on the two loans originated in May 2004.

Elaine Wolff
October 15, 2004
Page 18

     An explanation of the recognition of interest income is included in the first paragraph in the "Results of Operations Since Inception" subsection on page 18.

67. In the next amendment, please disclose your critical accounting policies. See FR-60. Also, disclose the information concerning liquidity and capital resources, including off-balance sheet arrangements as required by FR-61.

     A new subsection, "Critical Accounting Policies," has been added beginning on Page 18.

68. Please revise to provide a more robust discussion of your results of operations rather than providing a cross reference to the "Business" section as well as a more robust discussion of your sources of funding.

     A more robust discussion has been added to the "Results of Operations Since Inception" subsection.

69. Please expand your disclosure to discuss your anticipated cash outlay under the management agreement.

     The disclosure has been expanded regarding payments to Port Funding in the "Liquidity and Capital Resources" subsection.

70. Please revise to discuss your liquidity, including disclosure regarding how long you can satisfy your cash requirements and whether you will have to raise additional funds in the next twelve months.

     The disclosure has been expanded in the "Liquidity and Capital Resources" subsection regarding cash requirements.

Business, pages 14 - 19
-----------------------

71. We note that you intend to finance your acquisitions of mortgage loans with the proceeds from this offering and subsequent equity offerings as well as borrowings. We also note your disclosure on page 5 that even if you sell the maximum number of shares in this offering you will not be able to make a substantial number of mortgage loans and implement your business plan fully. Please expand your disclosure to discuss your business plan and quantify the minimum amount that you will need to finance your loans and the value of the mortgage loans that you intend to make in order to fully implement your business plan.

Elaine Wolff
October 15, 2004
Page 19

     The risk factor now entitled "Because Our Offering is Not Substantial, We Will Be Limited in the Number of Loans We May Make Which Will Result in Less Diversification," has been revised regarding our business plan.

72. We note that you intend to structure specialized financing arrangements designed to meet the particular financial circumstances of certain borrowers. Please expand your disclosure to describe these specialized financing arrangements.

     We have expanded disclosure in the fourth paragraph of the "Business" section regarding specialized financing arrangements.

73. We note that the REIT provisions of the Internal Revenue Code will limit in some respects your ability to sell mortgages. Please expand your disclosure to clarify how you will be limited in your ability to sell mortgages and whether you intend to sell any of the mortgages that you originate.

     As stated in the first sentence of the sixth paragraph of the "Business" section, we expect to hold our mortgage loans to maturity. We do not intend to sell mortgages.

74. We note that you expect to gain a competitive advantage as a result of the relative speed by which you can evaluate, approve and fund loan applications compared to conventional banks. Please provide a more robust discussion of your procedures for evaluating, approving and funding loans and how you are able to achieve your relative speed.

     The discussion regarding our evaluation of loan applications is expanded in the second paragraph of the "Loan Policies and Procedures," subsection.

75. We note that you made one set of mortgage loans since your organization, consisting of four loans in the aggregate amount of $22l,396 in May 2004 to two related individuals. Please disclose whether these individuals are jointly and severally responsible for the obligations under the four promissory notes. Further, we note that the borrowers paid origination fees of $12,161. Please clarify whether these fees were paid to you or your manager.

     Discussion regarding the one set of mortgage loans has been expanded in the seventh paragraph of the "Business" section on Page 21.

76. Please advise us, and disclose in the next amendment, if the two related individuals that you made the four loans to in May 2004 are related parties of Del Mar, or if they are individuals who are related to each other but are not related parties of Del Mar. If the loans were made to related parties of Del Mar, please revise your presentation of these loans in the financial statements to comply with Rule 4-08(k) of Regulation S-X, and disclose the information required by SFAS 57 in the notes to the financial statements.

Elaine Wolff
October 15, 2004
Page 20


     The two individuals that we made the four loans to in May 2004 are brothers. They are not related to us.

Loan Policies and Procedures, pages 15 - 18
-------------------------------------------

77. We note your disclosure on page 15 that credit reports of loan applicants may occasionally be analyzed to determine a borrower's level of indebtedness and debt repayment history and your disclosure on page 16 that you plan to review the financial statements of an applicant and that you may require tax returns. Further, we note your disclosure on page 18 that once a loan request is received by you the application will be assigned to a Port Funding officer for review and evaluation of information such as personal interviews, credit and historical data from credit reporting agencies, appraisals of the property offered as collateral, financial statements of the borrower, title checks and tax returns. Please reconcile this disclosure with the summary of the parameters that Port Funding generally expects to use in making loans. In particular, we note that no credit checks, income tax reviews, employment verifications and cash flow evaluations are required.

     The first paragraph of the "Origination of Loans, Closings, Servicing and Fees," has been revised regarding loan procedures.

78. We note that in some cases you may find it necessary to initiate foreclosure and that costs of foreclosure can be significant and vary considerably. Please expand your disclosure to quantify an estimate of these costs.

     We have expanded the disclosure in the "Ownership of Real Property" subsection on Page 25 regarding costs of foreclosure.

79. We note the loan to value requirements are expected to be at 65% or less of the value. Please expand your disclosure to quantify the lowest percentage of loan to value that you expect to require.

     We have stated that the parameters listed are those that we generally expect to use in making loans. We do not have a specific percentage that might be used in special circumstances.

80. We note that you will usually take the first security position in property, but you will also consider junior positions in appropriate circumstances. Please expand your disclosure to describe those circumstances in which you will consider junior positions.

Elaine Wolff
October 15, 2004
Page 21


     We intend to evaluate all aspects of the collateral, including the amount of any senior mortgages. We do not expect to be limited to first security positions.

81. We note that no formal appraisal is required in advance of the loan approval and closing, but that appraisals may be obtained after closing. We also note your disclosure on page 16 that "paramount consideration in evaluating potential collateral will be the immediate liquidation value ("quick sale value") of the collateral and the potential difficulty or cost of seizing and liquidating the collateral." Please expand your disclosure on page 16, the risk factor section, and throughout to discuss that you will not obtain appraisals on the property before the loan is approved and the increased risk that this may create due to your focus on the value of the collateral.

     We have expanded the disclosure in the fourth paragraph of the "Loan Policies and Procedures," subsection regarding appraisals. Disclosure has also been provided in the "Defaults on our Mortgage Loans Will Decrease our Revenues and Distributions to Stockholders" risk factor.

Interest Rates, page 18
-----------------------

82. We note that you plan to charge substantially higher interest rates for your loans than those rates by conventional lenders. Please expand your disclosure to quantify those rates charged by conventional lenders. In addition, we note that your first set of mortgage loans were originated in Missouri. Please quantify the interest rate for those loans and briefly discuss Missouri's usury law.

     The discussion regarding interest rates has been expanded in the "Interest Rates" subsection on Page 24. We have obtained an opinion of Missouri counsel that the Missouri usury laws would not be applicable in connection with that loan. Please also note the expanded discussion in the "Regulation" subsection.

Origination of Loans, Closings, Servicing and Fees, pages 18 - 19
-----------------------------------------------------------------

83. We note that upon completion of this offering, Mr. Replin plans to devote substantially all of his time to Port Funding and the company. Please expand your disclosure to quantify "substantially all" of his time and clarify what percentage of his time will be devoted to Del Mar and what percentage will be devoted to Port Funding.

     We have expanded the discussion in the second paragraph of the "Origination of Loans, Closings, Servicing and Fees" subsection on Page 24 regarding Mr. Replin's time allocation.

Elaine Wolff
October 15, 2004
Page 22


Write-Offs and Allowances for Credit Losses, page 19
----------------------------------------------------

84. We note that Port Funding will attempt to minimize credit losses by maintaining diversity of borrowers as well as by establishing credit limit policies and maintaining close supervision of its loans and the underlying collateral. We note that you have completed one set of loans to related parties. Please expand your disclosure to briefly explain how you intend to maintain diversity of borrowers in light of (i) the one set of loans completed and the related borrowers and (ii) the number of loans you can make given your typical loan size of between $200,000 and $500,000 and the minimum and maximum proceeds from this offering.

     The discussion in the "Write-offs and Allowances for Credit Losses" subsection has been expanded regarding diversity of the mortgage portfolio.

Ownership of Real Property, page 19
-----------------------------------

85. We note that you may hold real estate as a result of defaulted mortgage loans. Please expand your disclosure to clarify whether you intend to hold the foreclosed real estate for an extended period of time or whether you intend to liquidate such property as soon as possible. In addition, please briefly discuss any costs associated with holding the property and liquidating the property.

     The "Ownership of Real Property" subsection has been expanded regarding holding foreclosed real estate property.

Competition, page 19
--------------------

86. We note that you anticipate making loans to companies and individuals that are not sought by other lenders because of the relatively small amount of their credit needs, the complexity of analyzing such credit and structuring loans for such companies' needs, the early stage in the development of such companies, or other factors. Please expand your disclosure to briefly describe the other factors.

     The second paragraph of the "Competition" subsection has been expanded to discuss other factors.

87. We note that you plan to attract potential borrowers who wish to take advantage of the relative speed with which Port Funding can evaluate and approve loan applications. Please expand your disclosure to discuss how you plan to achieve this relative speed and discuss any risks associated with processing and approving loans quickly.

     The second paragraph of the "Competition" subsection has been expanded to discuss loan processing.

Elaine Wolff
October 15, 2004
Page 23


Regulation, page 19
-------------------

88. We note that except for state usury laws your business is generally exempt from federal and Colorado state laws and regulations relating to loans and interest rates. Please expand your disclosure to briefly discuss the usury laws in the states that you intend to do business. Further, we note that you may lend outside of Colorado and in doing so may be subject to the laws of other states. Please expand your disclosure to identify the other states in which you intend to lend or have made mortgage loans and briefly describe the laws to which you are subject. In addition, please discuss whether you are required to be licensed in order to make mortgage loans and whether you are currently licensed in any states.

     The "Regulation" subsection has been expanded to discuss usury and other laws.

Management, pages 20 - 24
-------------------------

Directors and Officers, pages 20 - 21
-------------------------------------

89. Please expand your disclosure to clarify how long Mr. Replin and Ms. Wages have held their positions with Del Mar.

     The biographies of Mr. Replin and Ms. Wages have been revised in the "Directors and Officers" subsection.

90. We note that W. Russell Owens has served as principal of Coffey Owens Group, a business broker. Please expand your disclosure to briefly describe the operations of a business broker.

     A sentence has been added to the biography of Mr. Owens in the "Directors and Officers" subsection.

Compensation of Our Officers and Directors, page 21
---------------------------------------------------

91. We note that Mr. Replin will be compensated by Port Funding and will not receive any direct cash compensation from Del Mar. As Port Funding appears to receive all of its revenue through the management agreement with Del Mar, please expand your disclosure to briefly provide the compensation that Mr. Replin will receive from Port Funding.

     Disclosure in the first sentence of the "Compensation of our Officers and Directors" subsection has been expanded.

Elaine Wolff
October 15, 2004
Page 24


Management Agreement with Port Funding, pages 22 - 24
-----------------------------------------------------

92. We note your disclosure on page 24 that the foregoing description is a summary only of the management agreement. We note that a summary, by its nature, is incomplete. Please expand your disclosure to clarify that all of the material provisions of the management agreement are contained in this summary.

     The last paragraph of the "Management Agreement with Port Funding" subsection has been expanded.

Information Regarding Port Funding, page 24
-------------------------------------------

93. Please expand your disclosure to provide the information required by Item 24(b) of Form S-11.

     The "Information Regarding Port Funding" subsection has been expanded to provide the information required by Item 24(b) of Form S-11.

Advisory Board, page 24
-----------------------

94. We note that you have established an advisory board to provide advice to your board of directors, management and the manager. Please expand your disclosure to clarify whether the advisory board will receive any compensation for its services.

     The first paragraph of the "Advisory Board" subsection has been expanded regarding compensation.

Certain Relationships and Related Transactions, pages 24 - 25
-------------------------------------------------------------

Conflicts of Interest, page 25
------------------------------

95. We note your disclosure that in order to mitigate the effect of possible conflicts of interest, your board of directors has adopted a policy and Port Funding, Mr. Replin and Regatta Capital Limited have agreed that, without the prior written consent of a majority of the directors not otherwise engaged in the transaction through June 24, 2009, none of these persons will make mortgage loans in an amount which is less than 15% of Del Mar's unrestricted cash and cash equivalents. Please clarify you disclosure by identifying the persons to which you are referring and clarifying whether those individuals can make mortgage loans that are in excess of 15% of Del Mar's unrestricted cash and cash equivalents.

     The second paragraph of the "Conflicts of Interest" subsection has been expanded.

Principal Stockholders, pages 25 - 26
-------------------------------------

96. We note that all of the shares owned by the principal stockholders appear to total less than 50% of your outstanding shares. We also note your recent sales of unregistered securities. Please clarify that, except as listed in the principal stockholders table, no stockholder beneficially holds more than 5% of your outstanding shares.

     The first paragraph of the "Principal Stockholders" section has been expanded to clarify that no other person known to us owns more than 5% of our outstanding shares.

Description of Securities, pages 26 - 29
----------------------------------------

Common Stock, page 26
---------------------

97. Please disclose the number of holders of your common stock as of the latest practicable date. Refer to Item 201 of Regulation S-K.

     The first paragraph of the "Common Stock" subsection has been expanded to disclose the number of stockholders of record.

Federal Tax Consequences, pages 29 - 34
---------------------------------------

98. We note your statement that the following discussion summarizes certain Federal income tax considerations relevant to you and your investors. Please revise to state that the discussion summarizes all the material Federal income tax considerations relevant to you and your investors and to clarify what constitutes counsel's opinions.

     The second paragraph of the "Federal Income Tax Consequences" section has been added regarding counsel's opinion.

99. Please revise to state that you have received an opinion of counsel supporting the material tax matters and consequences to shareholders as described in the prospectus. Refer to Item 601 (b)(8) of Regulation S-K.

     The second paragraph of the "Federal Income Tax Consequences" section has been added regarding counsel's opinion.

Plan of Distribution, page 34
-----------------------------

100. We note that the offering period may be extended by you to no later than 180 days from the date of this prospectus in your discretion. Please disclose the circumstances that would warrant an increase in the duration of this offering. Describe the factors that you will consider in determining whether to extend the offering and describe how this determination will be made.

Elaine Wolff
October 15, 2004
Page 26

     The first paragraph of the "Plan of Distribution" section has been revised to reflect that the minimum offering period will be for a period of not more than 180 days.

Financial Statements
--------------------

Selected Financial Data
-----------------------

101. In the next amendment, please disclose the information required by Item 301 of Regulation S-K.

     A Selected Financial Data section has not been provided as it is not required pursuant to Regulation S-B.

Notes to Financial Statements, page F-6
---------------------------------------

102. Please disclose the August 2004 private placement of common stock.

     A subsequent event footnote has been added to disclose the August 2004 stock sale.

Notes to Financial Statements, pages F-6 and F-11
-------------------------------------------------

Note 1.  Organization, page F-11
--------------------------------

103. In the next amendment, disclose the nature of your operations. Refer to SOP 94-6.

     Note 1 to the Financial Statements has been expanded to disclose the nature of our operations.

Note 2.  F-11 Summary of Significant Accounting Policies, page F-11
-------------------------------------------------------------------

104. In the next amendment, please disclose your significant accounting policies. Refer to APB 22. At a minimum, the disclosures should include, but not be limited to, your revenue recognition policies, your policies for recognizing interest income on loans or notes receivable, origination fees and late fees or penalties, and loan commitments. Also, disclose the basis for accounting for loans or notes receivables at origination or purchase, as held in portfolio or held for sale, your accounting policy for credit losses and doubtful accounts, and your accounting policies for nonaccrual and past due loans. Include support for your policies, and cite relevant accounting literature.

Elaine Wolff
October 15, 2004
Page 27


     Note 2 to the Financial Statements has been expanded to disclose additional significant accounting policies.

105. It appears that your lending activities are to customers that generally represent a high credit risk. Please supplementally provide support to us for your policy of recognizing revenues or interest income on these loans prior to cash collection from the borrower.

     Note 2 to the Financial Statements has been expanded to discuss policies related to interest accrual due to our high risk lending activities.

106. In the next amendment, please disclose your accounting policy related to the management fees paid to Port Funding. Please clarify if Port Funding is originating loans for your account, or if they originate loans that are then sold to you.

     Note 2 to the Financial Statements has been expanded to include a subsection entitled, "Management Fees."

107. We note from the disclosure on page 15 that certain borrowers paid origination fees of $12,161 in connection with the origination of the loans made in May 2004. We also note from the disclosure on page 2 that Port Funding is paid a management fee consisting of, among other things, the loan origination fees. Please advise us of, and disclose in the next amendment, the method used to account for loan origination fees and costs, and the method used to account for the management fees and service fees to Port Funding. Disclose the line item where you present the fees and costs in the financial statements. Cite relevant accounting literature to support your policy and presentation. Refer to SFAS 91, as appropriate.

     Note 2 to the Financial Statements has been expanded to include a subsection entitled, "Management Fees."

108. Please expand your disclosure related to the calculation of earnings per share. Refer to paragraphs 40 and 41 of SFAS 128.

     The "Earnings Per Share" subsection of Note 2 to the Financial Statements has been expanded.

Note 6. Stock Option Plan, page F-13.
-------------------------------------

109. In the next amendment, please disclose your policy of accounting for stock-based compensation to employees and non-employees. Refer to SFAS 123.

Elaine Wolff
October 15, 2004
Page 28

     A subsection entitled, "Stock-Based Compensation" has been added to Note 2 to the Financial Statements.

Schedule II
-----------

110. In the next amendment, please disclose the information required by Schedule IV--Mortgage Loans on Real Estate. Refer to Rule 5-04 of Regulation S-X.

     Note 4 to the Financial Statements at June 30, 2004 has been added.

General
-------

111. Please advise us how you determined that you are not required to include the financial statements of the properties securing the loans. For purposes of determining whether or not you should include these financial statements, properties are considered related if they are subject to cross default or cross collateralization agreements. Refer to Rule 3-14 of Regulation S-X.

     We determined that we are not required to include financial statements of the properties securing the loans as we are not in the business of acquiring properties.

Part II.  Information Not Required in Prospectus
------------------------------------------------

Item 33.  Recent Sales of Unregistered Securities
-------------------------------------------------

112. Please revise your disclosure to (i) provide the date of each sale of unregistered securities, (ii) identify the persons to whom the securities were sold and (iii) indicate the amount of securities sold to each person. Refer to Item 701 of Regulation S-K.

     Item 33 of Part II has been expanded regarding sales of unregistered securities.

Item 36.  Exhibits
------------------

Please file all required exhibits as promptly as possible, including a tax
--------------------------------------------------------------------------
opinion. We will review the exhibits prior to granting effectiveness of the
---------------------------------------------------------------------------
registration statement and may have further comments after our review. If you
-----------------------------------------------------------------------------
are not in a position to file your legal and tax opinions with the next
-----------------------------------------------------------------------
amendment, please provide draft copies for us to review.
--------------------------------------------------------

     A tax opinion is filed as Exhibit 8.1.

113. We note that you have filed as an exhibit your articles of incorporation as proposed to be amended. Please clarify when you expect the articles of incorporation to be amended. Supplementally, please briefly explain the purpose of this amendment to your articles of incorporation.

Elaine Wolff
October 15, 2004
Page 29




     The articles of amendment have been filed and are included in Exhibit 3.1
     (a). The purpose of the amendment was to clarify when the ownership limitations to comply with the REIT requirements would be triggered.


     We will provide the Staff with marked copies of the amendment to expedite review. Thank you for your courtesies in promptly reviewing this amendment.



Sincerely,



/s/ Stephen D. Replin
---------------------
Stephen D. Replin

cc:      Robert M. Bearman











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